August 11, 2005

Mr. George Ohsiek

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	AES Eastern Energy, LP
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-89725

Dear Mr. Oshiek:

We have received your comment letter dated July 28, 2005, addressed to Mr. Barry J. Sharp, Executive Vice President and Chief Financial Officer of The AES Corporation.  The comments in your letter addressed filings of AES Eastern Energy, LP (the “Company”) as well as filings of AES Ironwood, LLC, IPALCO Enterprises, Inc. and AES Red Oak, LLC.  This letter provides responses to comments concerning AES Eastern Energy, LP only.  The responses related to the other referenced registrants will be addressed by the other referenced registrants individually.  This letter includes your comments in italics and then our response directly following the comment.

General

1.                                      Unless otherwise noted, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.  Although each comment has been issued only once, the comments below may be applicable to each registrant reviewed.

As noted in our response below, we will make the changes to the specified disclosure in our future filings.

Item 9A. Controls and Procedures, page 31

5.                                      We note your disclosure that your principal executive officer and principal financial officer, “conclude that as of December 31, 2004, [your] disclosure controls and procedures were effective to provide reasonable assurance that material information relating to [you] and [your] consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to you management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Please also revise your Item 9A disclosure for AES Red Oak, LLC, IPALCO Enterprises, Inc. and AES Eastern Energy, LP.

We will revise future filings, as applicable, to include that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The revision to be included is as follows:

Based upon the controls evaluation performed, the CEO and CFO have concluded that as of June 30, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 29

10.                               Please revise your table of contractual cash obligations to include the following:

(a)                                 Estimated interest payments on your debt

(b)                                 Estimated payments under interest rate swap agreements; and

(c)                                  Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.  See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003, available at www.sec.gov.

In future filings, we will revise our table of contractual cash obligations and footnotes to include information for the following:

(a)         Estimated interest payments on your debt

(b)         Estimated payments under interest rate swap agreements; and

(c)          Required funding of pension and other postretirement benefit obligations.

Note 2. Significant Accounting Policies, page 46

11.                               We note that AES Eastern Energy LP accounts for spare parts as inventory on the balance sheet while AES Red Oak, LLC classifies spare parts as property, plant and equipment.  Please explain the reason for this disparate treatment.  In doing so, please ensure you tell us in more detail the nature of the spare parts inventory.

The AES Eastern Energy spare part inventory primarily consists of store room inventory and outage parts.  Inventory does not include rotable parts.

AES Eastern Energy LP accounts for spare parts as inventory on the balance sheet as these spare parts will be used in operations and recognized in the statement of operations when used.

Note 9. Benefit Plans

12.                               Please explain to us how you calculate the market related value of plan assets as that term is identified in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determined this amount.

The market-related value of plan assets is equal to the fair value or market value of plan assets utilizing a measurement date of October 31st each fiscal year.  In future filings, as applicable, we will disclose how we determined the market-related value of plan assets.

In connection with responding to your comments, we acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further information or if the staff would like to discuss our responses, please call me at 716-795-9501.

Sincerely,

/s/ Amy Conley
Amy Conley
Vice President and Treasurer of AES NY, L.L.C.